

May 16, 2011

<u>Via Mail and Facsimile (404-890-2060)</u>

Jonathan J. Judge
Chief Executive Officer
First Data Corporation
5565 Glenridge Connector, NE
Suite 2000
Atlanta, GA 30342

  Re: **First Data Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 9, 2011
    File No. 001-11073

Dear Mr. Judge:

   We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note a January 2010 news article which states that First Data in the Middle East has clients in the Gulf Cooperation council countries, and reports that a First Data representative said the Company provides "the ideal solution to unbanked demographics such as those in countries like … Syria." This article also states that you entered into an agreement with the National Bank of Kuwait to provide a range of processing solutions and fraud management services, and we note from

2011 articles that the National Bank of Kuwait received government approval to establish a bank in Syria.

As you know, Syria is designated a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls. Please update us on your contacts with Syria, and with Cuba, another country designated a state sponsor of terrorism and subject to U.S. economic sanctions and export controls, since your letter to us of July 25, 2006. In this regard, we note that your 10-K does not include disclosure regarding contacts with either country. Your response should describe past, current or anticipated contacts with those countries since your 2006 letter, whether through direct or indirect arrangements, and should describe any agreements, commercial arrangements, or other contracts you have had with the governments of Syria or Cuba, or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Syria and Cuba as described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Cuba

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance